SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

FORM  6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the 14th November, 2005

Twin Mining Corporation

            (Translation of Registrant’s Name Into English)

1250 – 155 University Ave., Toronto, Ontario, M5H 3B7

             (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form    20-F__✓__

Form 40-F________

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes______

No___✓_____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

GENERAL  INSTRUCTIONS

A.

Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Documents Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer: (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant’s certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness: the results of the submission of matters to a vote of security holders; transactions with directors, officers, or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described.  The information and documents furnished in this report shall not be deemed to be “filed” for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents Into English.

Reference is made to Rule 12b- 12(d). Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including Prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                    Twin Mining Corporation

                                                                                      (Registrant)

Date November 14, 2005

                                                  s.   Hermann Derbuch

                                                   Chairman, President & CEO

Œ Print the name and title of the signing officer under his signature

TWIN MINING CORPORATION Suite 1250, 155 University Avenue Toronto / Ontario M5H 3B7 Tel: (416) 777-0013 Fax: (416) 777-0014 Web-site:www.twinmining.com E-mail: info@twinmining.com

Press Release

Third quarter report, September 30, 2005

Twin Mining Third Quarter Highlights

Twin Mining Corporation released its interim financial statements for the three and nine months ended September 30, 2005. The financial statements and management’s discussion and analysis thereof are available at www.sedar.com .

During the third quarter, Twin Mining explored drill targets on Brodeur and focused on the Environmental Impact Statement (“EIS “) and permitting process on the Atlanta Gold Project.

Fugro Airborne Surveys completed for Twin Mining a 14,642 line kilometer airborne magnetometer survey covering approximately 2,000 sq. km. Heavy mineral anomalies were used to select claim groups for the aeromag survey. On that basis, 11 high priority survey targets were identified and selected for the aeromag survey on the Vista claim block. In addition a Reverse Circulation (RC) drill program tested 11 (14%) of the 78 drill targets detected by the 2004 airborne magnetometer survey. Drill cutting and till samples have arrived at SGS Lakefield Research for analysis.

At Atlanta, Twin Mining focused on preparation of the Environmental Impact Statement and permitting related tasks, including air, water and mine engineering related studies.

In October 2005, Atlanta Gold Corporation and the Idaho Conservation League (“ICL”) reached a settlement of the complaint filed by the ICL relating to drainage from a historic mine adit during the second quarter of 2005. The settlement requires court approval.

The Company is pleased with the excellent support it receives from government agencies and the general population in Idaho, U.S.A. It is anticipated that the Atlanta Gold Mine when operating will create well paying jobs for approximately 200 people at the mine.

A $1.1 million financing closed on July 26, 2005. There were 1,901,664 flow-through shares and 4,003,331 common share units placed. Directors of the Company invested a total of $720,800 via non-brokered private placements.

Twin Mining retained during the quarter Badshah Communications to effectively communicate and market its share value to investors.

For further information contact:  Hermann Derbuch, P.Eng.,

          Chairman, President & CEO, Twin Mining Corporation

                                                          Tel.: (416) 777-0013  Fax: (416) 777-0014 E-mail: info@twinmining.com

          Badshah Communications Group Ltd.

          Tel.: (604) 408.7522   Fax: (604) 408.7528